SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of March, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                               RYANAIR ANNOUNCES
            Ryanair's Customer Service Statistics for February 2003

Ryanair, Europe's No. 1 low fares airline, today unveiled its customer service performance for February 2003. Ryanair, as part of its Customer Charter, is committed to publishing its customer service statistics each month, unlike the high-fare airlines that have shied away from revealing their performance figures.

88% of all Ryanair's 9,895 flights during February arrived on time. No other high-fares airline is delivering this type of performance, month after month. If they were, they would accept the Ryanair challenge and publish their performance statistics every month (and not just on the rare occasion they approach Ryanair standards of service delivery).

Ryanair has consistently proved that if you pay attention to efficient turnaround times, and being clear about check-in and departure times, then punctuality becomes the standard. And it's Ryanair that's setting the standard as the No 1 on-time airline in 24 of the last 27 weeks.

Complaints per 1,000 passengers against February 2002 have improved by 25% and baggage claims have improved by 30%. Both baggage and complaint figures are the best for 5 years.



 Passenger Statistics - February                                                            2002            2003

On-time Flights                                                                              78%            88%
Complaints (per 1,000 passengers carried)                                                    .84            .62
Baggage complaints (per 1,000 passengers carried)                                            .90            .65
Complaints answered within 7 days                                                            N/A            100%


As part of the Ryanair Passenger Charter we respond to our customers complaint, baggage and refund letters in 7 working days compared to Easyjet, who will endeavour to get a written response back to customers in 20 working days.

For full details of Ryanair's industry leading service commitments, take a look at our Customer Service Charter on http://www.ryanair.com/charter/ commitment.html



ENDS               20TH MARCH 2002

For Further Information:

Paul Fitzsimmons, Ryanair, Tel: +353 1 8121212

Pauline McAlester, Murray Consultants, Tel: +353 1 8121212

Ryanair Flight Comparisons - US and Europe

In the United States all airlines have to provide statistics relating to flight punctuality, flight cancellations, customer complaints and baggage claims.

In Europe this is not required yet Ryanair, as part of its customer charter, publishes monthly customer service statistics relating to punctuality, complaints and baggage claims.

We already compare our punctuality against Easyjet, beating them 24 out of 27 weeks.

However, there is no similar statistic for flight cancellations. But if Ryanair compares itself to the US carriers we would be ranked 1st as being the carrier with the fewest cancellations. Once again showing why we are the No 1. low fares airline in Europe.

                                            %
Airline                  Position        flights
                                        cancelled

RYANAIR                      1       0.1

UNITED                       2       0.8
CONTINENTAL                  3       0.9
AMERICA WEST                 4       1.0
SOUTHWEST                    5       1.4
AMERICAN                     6       1.5
NORTHWEST                    7       1.5
DELTA                        8       2.2
ALASKA                       9       2.2
US AIRWAYS                  10       2.2
AMERICAN EAGLE              11       4.2

December 2002: US Department of Transport on overall % of flights cancelled by carrier....(Ryanair has the fewest cancellations)

Ryanair / EasyJet Punctuality Comparisons
        Week      Ryanair       easyJet       Ryanair
       Ending                                Position
                  On   W. 60   On   W. 60
                 Time         time
1.     08-Sep    79%    97%   70%    92%         1
2      15-Sep    77%    97%   75%    93%         1
3      22-Sep    84%    98%   83%    97%         1
4      29-Sep    85%    98%   78%    93%         1
5      06-Oct    89%    99%  Not Published       1
6      13-Oct    87%    99%   84%    94%         1
7      20-Oct    84%    99%   80%    96%         1
8      27-Oct    78%    95%   68%    90%         1
9      03-Nov    86%    98%   81%    95%         1
10     10-Nov    89%    99%   82%    95%         1
11     17-Nov    87%    98%   79%    93%         1
12     24-Nov    85%    97%   86%    97%         2
13     01-Dec    84%    96%   80%    93%         1
14     08-Dec    87%    98%   83%    97%         1
15     15-Dec    75%    95%   78%    96%         2
16     22-Dec    65%    90%   83%    94%         2
17     29-Dec    83%    97%   75%    94%         1
18     06-Jan    81%    97%   72%    92%         1
19     12-Jan    84%    98%   76%    92%         1
20     19-Jan    93%    99%   86%    97%         1
21     26-Jan    97%    99%   88%    98%         1
22     02-Feb    81%    94%   64%    84%         1
23     09 Feb    90%    98%   63%    85%         1
24     16 Feb    89%    99%   73%    92%         1
25     23-Feb    86%    96%   72%    90%         1
26     02- Mar   91%    99%   79%    96%         1
27     09-Mar    88%    97%   81%    96%         1




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 20 March 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director